

DATE: 14 August, 2007

TRADING SYMBOLS;
TORONTO AND OSLO - **CRU**
FRANKFURT - **KNC**
OTC, BB, OTHER – **CRUGF**

N E W S   R E L E A S E

Financial Results for the Quarter and Six Months Ended June 30, 2007

LONDON, United Kingdom, August 15, 2007 - Crew Gold Corporation ("Crew" or "the Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB-OTHER: CRUGF.PK)

QUARTER HIGHLIGHTS

- Overview

    - Continued commissioning of Lefa and completed commissioning of Nugget Pond

    - Quarterly production of 48,365 oz (Q1 2007 – 12,912 oz)

- Results

    - EBITDA of $40.8 million / 9 cents per share (quarter ended June 30, 2006 – negative $4.2 million) primarily due to the divestiture of shares of Crew Minerals

    - Net profit of $26.8 million / 6 cents per share (quarter ended June 30, 2006 – net loss of $25.8 million)

- Lefa

    - 24,412 oz produced in the quarter (up from 10,637 oz produced in Q1 2007)

    - Upgrade of plant and commissioning progressing

    - Completed design of the plant expansion project

    - Commenced ordering new equipment for plant expansion

    - Continued encouraging drilling results both regionally and near mine, further supporting the plant expansion project

    - Commenced scoping study for near term mining of Siguirini deposit

    - Interim resource and reserve report from Banora and Siguirini to be released in Q3

- Masara

    - Second MPSA for the project received on June 25th completing the planned concession acquisition

    - Phase 1 pilot plant at Masara operating on development ore

    - Infrastructure development and ore development progressing,

- Design of Phase 2 plant expansion continued throughout the quarter

- Continued positive drilling and sample results

- Review of expanded plant and tailings dam construction to allow for future copper porphyry production in progress

- Continued focus on adding further tenements around the existing mining operations and consolidating a larger long term gold and copper porphyry potential

- Year end reserve and resource update for 2007 to be complete in Q1 2008

- Nalunaq Gold Mine and Nugget Pond Processing Facility

  - Record quarterly production of 21,697 oz

  - Nugget Pond facility continuing to operate at above design capacity with excellent recoveries

  - Nalunaq ore production rate continues near target of 500 tons per day

  - Year end reserve and resource update for 2007 scheduled to be complete in Q1 2008

- Outlook

  - Continued production growth over the next 6 quarters

  - Investment in resource and reserve expansion to continue

  - Completion of capacity increase and production ramp up at Lefa anticipated by the end of Q1 2008

  - Continued focus on securing new strategic land claims

  - Securing of adequate working capital for commissioning of Lefa and Masara and completion of Lefa expansion.

OVERVIEW

Crew is an international mining company focused on identifying, acquiring and developing gold resource projects worldwide.

Our stated objective is to become a significant mid-tier gold producer. We believe we have the assets in place and under development to achieve our strategic objective of an annual production rate in excess of 500,000 ounces per year in the near term increasing ultimately to +700,000 ounces.

Annualised production rates anticipated to be achieved following successful commissioning based on current resource definitions are:

- Lefa: 380,000 – 420,000 ounces
- Masara: 85,000 – 180,000 ounces
- Nalunaq: 80,000 – 100,000 ounces

Results

Net profit increased significantly for the quarter. This was, to a great extent, as a result of the successful listing of Crew Minerals ASA ("CMASA") which realised hidden balance sheet values, and subsequent gains on the sale of 24.6 million shares in CMASA during the quarter.

Crew has, over the last 5 years, systematically refined and developed its gold project portfolio by investing in high quality projects. The financing of the company's growth has, in part, been achieved through the acquisition and sale, or part sale, of non-strategic assets such as Hwini Butre, Seqi, Barberton and CMASA. All of these disposals have been completed profitably.

Operating revenues and costs at both the Lefa and Masara operations continue to be capitalised as these two operations have not attained commercial production status.

For the three month period ended June 30, 2007, Crew reported an EBITDA of $40.8 million (three months ended June 30, 2006 – EBITDA of negative $4.2 million). Significant components of EBITDA for the current quarter are the net gain on the sale of Crew Minerals shares of $44.7 million, positive results of operations at Nalunaq / Nugget Pond of $1.4 million and corporate costs of $5.3 million.

Net profit for the three months ended June 30, 2007 was $26.8 million (three months ended June 30, 2006 – net loss of $25.8 million).

Crew produced 48,365 ounces of gold during the three months ended June 30, 2007 (three months ended June 30, 2006 – 11,103 ounces). Gold sold during the period was 45,663 ounces (three months ended June 30, 2006 – 9,129 ounces).

For the six month period ended June 30, 2007, Crew reported an EBITDA of $35.8 million (six months ended June 30, 2006 – negative EBITDA of $2.9 million). Significant components of EBITDA for the current six month period are the net gain on the sale of Crew Minerals shares of $44.7 million and net corporate costs of $8.9 million.

Net profit for the six months ended June 30, 2007 was $7.7 million (six months ended June 30, 2006 – net loss of $36.8 million).

Gold produced and sold by the Group in the six months ended June 30, 2007 were 61,276 ounces and 54,499 ounces respectively.

As a result of the reduction in the holdings of CMASA shares during the quarter, to below 50% of the outstanding shares, the Company has ceased to consolidate, for accounting purposes, the assets and liabilities of CMASA. There is no impact on the results of operations for the period, however the comparative figures at December 31, 2006 include the assets and liabilities of CMASA and therefore are not directly comparable to the current period figures.

Operations and Projects

Lefa

Plant and Infrastructure

The commissioning of the CIP plant continued during the quarter. Ore throughput for the CIP plant in quarter ended June 30, 2007 was 669,196 tonnes at a head grade of 1.2 g/t, containing 26,595 oz of gold. The grade is lower that the grade of ore mined in the current period due the utilization of lower grade stockpiles during commissioning. This brings the year-to-date plant throughput to 1,077,911 tonnes at a head grade of 1.2 g/t, containing 42,626 oz of gold.

Gold produced from the plant in the quarter was 24,412 oz, up from the 10,637 oz for the previous quarter ended March 31, 2007. The production during Q1 was impacted by the general strike previously reported. Total gold produced in the six months to June 30, 2007 was 35,049 oz.

Ore mined in the quarter to June 30, 2007 totalled 480,276 tonnes at an average grade of 1.6

g/t and containing 24,818 oz of gold. Year to date total ore mined is 921,791 tonnes at an average grade of 1.5 g/t, containing 43,074 oz. Mining activities during the year have concentrated on the Kankarta East and West pits, Bofeko pit, and Karta pit. Other mining related activities included the relocation of stockpiles and crusher feed.

Gold sold was 22,549 oz and 31,385 oz for the quarter and six months ended June 30, 2007 respectively. All proceeds from gold sold and associated costs continued to be capitalised as part of CIP plant commissioning costs.

As reported in Q1 2007, management continues to increase throughput and debug the plant particularly in conjunction with the issues surrounding the leach tanks and agitators that led to the decision to upgrade the production capacity at Lefa. The upgrade program is expected to be completed by Q1 2008 and has a cost estimate of approximately $10 million. The planning of the upgrade was completed during the quarter and all tenders for work and parts have been placed and the ordering of equipment has commenced.

Management anticipates, provided that all new equipment and parts are received on the currently anticipated schedule, commencing commissioning of the expanded plant in Q1 2008 and beginning recording of revenues thereafter. Once commissioning has been completed management anticipates operating cash costs of $330-350 per ounce. See "Non GAAP Measures" for the definition of operating cash costs.

Reserves and Resources

The exploration program continues, as can be seen from published drill reports, to give encouraging results. Of the total $16 million exploration budget and more than 300,000 meter drilling program approximately 50% has been completed. Particular focus is being given to the nearby Banora deposit with indicative grades of 3-4 g/t and the Siguirini deposits with indicative grades of 4-5 g/t. Crew is planning to produce from both deposits in 2008. An interim resource and reserve statement from Banora and Siguirini is scheduled to be released during Q4, 2007. Drilling will continue through the year as both deposits are open at depth and on strike. These satellite pits, as they are easily accessible, will play an integral role, both short term and long term, in expanding production targets at Lefa past 380,000 oz per year. The regional work continues to yield good results and give further production upside in the 2-4 year time horizon.

Masara

Plant and Infrastructure

During the period ended December 31, 2006, refurbishment of Masara's existing 500 tpd processing plant (Phase 1) was completed and during Q1 2007 the commissioning was completed. The Phase 1 facility is a pilot plant that allows for full scale test work for the Phase 2 plant which will add further capacity of 2,400 tpd. This pilot plant is processing the development ore that would otherwise need to be stockpiled. It is run in campaigns as it is used for testing the potential recovery from the various ore bodies that will feed the combined facility. As Phase 1 represents only 17% of the total capacity of the project, revenue from the gold and silver produced will be capitalised and offset against the costs of the total project until commercial production of the completed 2,900 tonne per day plant is achieved.

During the quarter under review 21,996 tonnes of lower grade development ore was processed through the pilot plant at 3.7 g/t Au and 12.7 g/t Ag. Gold recovered from the plant in the period was 2,255 oz. Doré shipments from Masara commenced in the quarter as the Company obtained the final export licenses from the Philippines government. Gold sold in the quarter was 2,638 oz.

For the six months to June 30, 2007, 33,290 tonnes have been processed through the plant at

3.5 g/t Au and 14.6 g/t Ag. Gold recovered to date is 3,176 oz.

The Phase 2 project at Masara is undergoing a detailed technical review. Although the scope of the project is not expected to change from 2,400tpd, the results of the review will determine the completion timetable and revised budget.

Since the commencement of the design of Phase 2, many components have changed. Equipment costs and delivery times have increased, an expanded exploration license has been granted, the potential for exploiting the porphyry deposits has become clearer and the geotechnical issues related to the construction of the ultimate tailings storage facility have been defined. As new drilling continues to develop the potential resource, mine planning will also be reviewed.

Management believes that it is prudent to systematically review the construction program and mine plan. The review is scheduled to be complete by the end of 2007 and full production is expected to be achieved by the end of 2008.

Exploration and underground development

Drilling to define the vein extensions on strike and at depth from old workings continued through the quarter, with 13, 893 metres of diamond drilling being completed for the six months ended June 30, 2007 bringing the total drilled to 39,278 metres since the program began. Both surface drilling and underground drilling and sampling continue to give grades at or above expectations. The exploration of the Bonanza Maligaya trend has revealed better than expected vein widths and an extra vein in the hanging wall of the Bonanza vein. Drilling since the last resource estimate in February 2007 has resulted in many significant intercepts on the Sandy, Jessie and Marie Inez veins, that lie along the Bonanza Maligaya trend to the south, and while the results are being compiled for the year end resource statement they are guiding the underground development on those veins.

As with Lefa, only a small part of the overall concession has been explored and it is our view that the Masara mine has a long term potential beyond the initial production target of 180,000 ounces per year. The Company is planning to commence drilling and associated work to confirm and expand the historical copper porphyry resource (historical reserve) of 85 million tons with 0.4% copper and 0.4 g/t gold on the property. The region is known for its considerable copper porphyry deposits.

Development of the mine infrastructure to open up existing and new ramp systems continued through the quarter and new portals were established to access ramps on the Sandy vein and the Masarita vein.

On 25th June 2007, the second Mineral Production Sharing Agreement (MPSA) No 234-2007-XI covering 1558.5 hectares was awarded to Apex Mining Company ("Apex"). This completes the re-licensing of the Apex historic claims. The new licence covers the west side of the property in which there are several known porphyry deposits and the extensions of the known vein systems.

Nalunaq

The Nalunaq resource is a narrow vein deposit consisting of several high-grade "bands" typically carrying grades of approximately 30 g/t or higher. Between the high-grade bands, grades can vary between 10 g/t and 20 g/t. In practice this means that the grades achieved on an ongoing basis can vary considerably, but remain comparatively high.

During the quarter, $0.6 million was spent on development of the Nalunaq mine (quarter ended June 30, 2006: $0.6 million). In the upper part of the mine, the work focused on ramp development to provide access to the west side of the upper Target Block and on the east ramping up to access the Mountain Block. In the lower part of the mine ramp development to access the South Block on the west and the lower Target Block on the east continues, as is drilling and other work associated with the expansion of the resource base.

During the quarter the Nalunaq mine produced 40,736 tonnes of ore, an average of approximately 450 tonnes a day. Year to date ore mined was 68,514 tonnes of ore, an average of approximately 380 tonnes a day.

Gold sold during the quarter and the year to date was 20,476 oz, the mine's highest ever reported quarterly production.

Ore from Nalunaq is shipped to the group's Nugget Pond ore processing facility in Newfoundland, Canada. Two shipments totalling 28,654 tonnes of ore were transported to Canada during the quarter. Total ore shipments for the six months to June 30, 2007 to Nugget Pond were 72,791 tonnes. At June 30, 2007, 4,092 tonnes of run-of-mine ore was stockpiled at Nalunaq's port, Nyhavn, Greenland containing management's estimate of approximately 1,050 ounces of gold and approximately 8,300 ounces of gold in the low grade stockpile. In addition there was 12,045 tonnes of ore containing approximately 7,400 ounces of gold in transit.

Reserves and Resources

Drilling will continue through the year and updated reserve and resource estimates for the year will be completed and presented in Q2 2008. Drill results will be published on the basis of concluded programs or sections.

Nugget Pond

In the quarter, a total of 38,221 dry metric tonnes of ore were processed at the plant, averaging a mill throughput of 420 tons per day. Ore processed for the six months to June 30, 2007 was 51,060 tonnes. Gold produced from the plant during the quarter and six months ended June 30, 2007 were 21,697 oz and 23,051 oz, respectively.

The Nugget Pond mill was recommissioned in a very short period of time and has performed above its expected capacity for the quarter without sacrificing recovery. The throughput achieved during the quarter has confirmed that the originally planned capacity increase is not required; therefore this program has been halted. In addition, there exists the potential that a shared offloading facility may become available in the next 12-18 months and therefore the planning of that program has also been curtailed. The reduction in capital expenditure expected is approximately $7 million.

FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2007

For the three months ended June 30, 2007, we reported mineral sales of $13.5 million (quarter ended June 30, 2006 - $5.4 million). Gold sales from Lefa and Masara during the period were offset against capital costs, in accordance with our accounting policies, as the plants have not reached commercial production. In 2006 there was revenue reported from the former heap leach operation at Lefa.

Direct costs for the quarter ended June 30, 2007 were $10.5 million (quarter ended June 30, 2006 - $4.3 million) and mine site administration costs were $1.6 million (quarter ended June 30, 2006 - $2.8 million). Costs for Lefa and Masara in the period were capitalised.

Gross margin for the quarter ended June 30, 2007 was $1.4 million (quarter ended June 30, 2006 – negative $1.6 million). Depletion and depreciation expense, which is a non-cash measure, was $3.3 million (quarter ended June 30, 2006 – $6.3 million). Depletion and depreciation expense at Lefa and Masara, in the quarter was capitalized.

Corporate administration costs were $5.3 million (quarter ended June 30, 2006 – $3.2 million) in line with expectations and rose due to the increase in staffing, travel and overheads necessitated by the growth in operations since last year. Interest and finance charges were $5.2 million (quarter ended June 30, 2006 – $5.0 million) and the unrealised loss on foreign currency translation was $3.5 million as compared to $10.2 million for the same period last year due to the translation of NOK denominated debt into US dollars.. The Company recorded a net gain on sale of CMASA shares of $44.7 million for the quarter ended June 30, 2007.

FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2007

For the six months ended June 30, 2007, we reported mineral sales of $13.6 million (six months ended June 30, 2006 - $22.2 million). Direct costs for the six months ended June 30, 2007 were $11.8 million (six months ended June 30, 2006 - $17.3 million). Mine site administration costs were $1.9 million (six months ended June 30, 2006 - $4.9 million).

Gross margin for the six months ended June 30, 2007 was negative $0.1 million (six months ended June 30, 2006 – positive $0.1 million). Depletion and depreciation expense, which is a non-cash measure, was $3.8 million (six months ended June 30, 2006 – $7.7 million).

For the six months ended June 30, 2007, corporate administration costs were $9.3 million (six months ended June 30, 2006 – $4.7 million) due to the increase in corporate activity. Interest and finance charges expense were $10.4 million (six months ended June 30, 2006 – $9.9 million) and the unrealised foreign currency translation loss was $9.8 million (six months ended June 30, 2007 - $15.8 million). The Company recorded a gain on sale of CMASA shares of $44.7 million for the six months ended June 30, 2007.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2007 our main source of liquidity was consolidated cash of $40.1 million (December 31, 2006: $131.9 million including CMASA cash of $80.2 million which is no longer consolidated) in various currencies. At June 30, 2007 our consolidated working capital comprising cash, restricted cash, accounts receivable, prepaids and inventories, less accounts payable was $44.2 million (December 31, 2006: $122.5 million including CMASA working capital of $80.2 million which is no longer consolidated).

Of the cash held, $29.5 million was held in Norwegian kroner, $3.6 million was held in US dollars, $3.5 million was held in Philippine pesos, $1.8 million was held in Canadian dollars, $1.3 million was held in Danish kroner, and the balance of $0.4 million was held in pounds sterling, South African rand and Euros.

On April 12, 2007, the Company sold 12 million shares in CMASA at NOK18.50 per CMASA share for aggregate gross proceeds of $36.8 million. On June 26, 2007, the Company sold 8.1 million shares in CMASA at NOK17.80 for aggregate gross proceeds of $23.8 million. Also, on June 26, 2007, the Company sold a further 4.5 million shares for NOK17.80 per CMASA share, with an obligation to repurchase them on or before December 28, 2007 at NOK18.47 per share. The gross proceeds from this sale were $13.4 million. Of the gross proceeds of $13.4 million from the sale, $5.2 million were retained on deposit to cover future margin calls under the repurchase obligation.

Following these transactions, Crew Gold Corporation holds 25.4 million shares (27.7%) of CMASA excluding shares subject to the repurchase obligation.

As full focus at Lefa is to complete the commissioning and construction of the plant upgrade by Q1 2008, priority will be to install new parts as they arrive to site. This will make the gold production for the next 6 months somewhat unpredictable as the upgrade work will cause the plant to have variability in utilisation. Mining and exploration will continue at the planned pace as the Company develops sufficient stockpiles and reserves to operate the improved plant at full capacity once the commissioning is complete.

The Company expects to obtain additional working capital that it presently requires through one, or a combination of debt and equity financing and the sale of non-strategic assets.

The cash requirements for the Masara Phase 2 project have been reduced for the next two quarters while the technical review of that project is completed. This will reduce the Company's working capital requirements. In addition the capital required for the Nugget Pond expansion has been reduced significantly.

We have not entered into gold hedging contracts during the quarter or since year-end. Consideration will be given to hedging in the future and will depend on production rates and anticipated gold prices.

OUTLOOK

It is management's view that the outlook for the Company is positive based on the present status of the Company's projects and the present gold price. The commissioning and expansion project at Lefa is well defined and in progress, the Masara pilot project is operating, the Masara expansion plan is being systematically developed and the Nalunaq/Nugget Pond operation is producing as anticipated. We have had systematic and disciplined growth over the past quarters in both production and resource and reserve growth and expect to see a continued growth quarter by quarter over the near term with a an ultimate production rate target of +700,000 ounces per year in the longer term.

The Lefa mine will be the main contributor to overall production over the next 1-2 years with a production target of 380,000-420,000 ounces per year as the capacity ramp up is completed and both Banora and Siguirini deposits have been put into production. As the regional exploration work matures we believe there is a clear potential for increasing the capacity at the Lefa plant further and the possibility of building new mine and plant operations on the Lefa concession.

The Company is focusing on two key strategic issues to achieve the overall longer term production plan, and to be able to mitigate the continued cost pressure on our sector. These two focuses are

1. higher throughput and efficiency improvements of the plant and mining operations at Lefa and
2. achieving higher average grades by blending in the material from satellite deposits such as Banora and Siguirini

From the end of 2008 and onwards the Masara operation is expected to contribute significant production for the group. The review of the phase 2 plan is expected to yield cost savings in capital and efficiencies in the plant as the project team reviews all the elements of the project. As with Lefa the long term focus is to increase overall tonnage and increase grades to establish a minimum of 8-10 years of resource life and 1-2 years of reserve life for the mining operation. Very little work has so far been done on the copper porphyry resources on the Masara property.

Management believes that the Company can exceed the resource growth that we have previously indicated at Masara. In the second half of 2007 exploration work will focus on increasing the resource base. Having demonstrated continuity between the old workings that are several kilometres apart and a vein width from 2.6 meters to 8 meters in the development adits, as compared to the 1.5-2 meters mining width used for the initial resource model, we believe there is strong upside for the future. Grades of ore above previously anticipated levels are being found in all development veins.

During the quarter operations normalised at Nalunaq with the completion of Nugget Pond, a resumption of ore shipments and an increase in production rates to approximately 450tpd on a consistent basis. The completion of the new equipment program has shown the improvements that were expected and with the planned completion of an increase in compressor capacity and the resultant increase in long hole drilling, the improvements should continue throughout the year.

Nugget Pond continues to operate efficiently with throughput and recoveries exceeding initial expectations and at a level to which we were considering expanding. Therefore previously planned improvements to increase throughput at the mill have been stopped. In addition a planned offloading facility at Nugget pond has been deferred for this year as a larger shared facility may be able to become available in the next 18 months. This reduces expected capital expenditures by approximately $7 million.

Upon achieving the expected production rates at Lefa and Masara in 2008, Crew will be among the 15 largest gold producers in the world. With large and promising exploration potential, and continued encouraging drill results in 2007 the Company is well positioned not only to achieve its declared targets, but to exceed these in the longer term. We would like to emphasize this potential and focus on improving grades at both Lefa and Masara. This focus will become a very important element in mitigating and reducing the effect of the cost increases the industry is experiencing.

Our decision to increase the production capacity at Lefa, taken in May, and our focus on grade improvement was to a great extent driven by the cost pressure seen by our industry. The costs for the industry have soared over the last few years and continue to be under pressure. We have taken a conscientious, deliberate and pro-active action to address this now and believe this will add value to our shareholders over time.

We believe that the quality of the company's projects and the strategic decisions taken by management and the board will create shareholder value.

SAFE HARBOUR STATEMENT

Certain statements contained herein, as well as oral statements that may be made by our company or by officers, directors or employees of our company acting on our behalf, that are not statements of historical fact, may constitute "forward-looking statements" and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where we conduct business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future success of exploration activities, the timing and amount of production estimates, targeted production cash costs and forecasted cash reserves, our hedging practices, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risk, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", "targets", "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities. Although we have attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, we undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to US Investors - The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured", "indicated", and "inferred" "resources", which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC's website at http://www.sec.gov/edgar.shtml.

NON-GAAP MEASURES

"EBITDA" is a non-GAAP measure of performance that describes earnings before interest, taxes, depletion and depreciation, stock compensation charges and non-cash foreign exchange movements.

"Operating cash cost" is a non-GAAP measure calculated in accordance with the Gold Institute Production Cost Standard and includes site costs for all mining (excluding deferred stripping costs), processing and administration, royalties and production taxes, but exclusive of depletion, depreciation, reclamation, financing costs, capital costs, and exploration costs. Operating cash cost is presented as we believe it represents an industry standard of comparison.

"Operating cash cost per ounce" is a non-GAAP measure derived from the operating cash cost of ounces produced as a measure of total ounces produced.

"Sales price per ounce" is a non-GAAP measure derived by dividing the total cash amounts received on gold sales by the number of ounces sold in the period.

EBITDA, operating cash cost per ounce and sales price per ounce are not terms defined under Canadian generally accepted accounting principles, nor do they have a standard, agreed upon meaning. As such, EBITDA, operating cash cost per ounce and sales price per ounce may not be directly comparable to EBITDA, operating cash cost per ounce and sales price per ounce reported by other similar issuers.

CREW GOLD CORPORATION
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)
(Unaudited - prepared by management)

	As at, June 30, 2007	As at, December 31, 2006
ASSETS		
CURRENT		
Cash	**40,092**	131,937
Restricted cash	**5,216**	302
Accounts receivable	**12,431**	4,363
Prepaid expenses and deposits	**7,259**	1,445
Inventories and stockpiled ore	**49,985**	23,243
Investment in Golden Star Resources Limited	**1,458**	1,056
	116,441	162,346
INVESTMENT IN CREW MINERALS ASA	**5,426**	-
MINING INTERESTS	**411,389**	396,775
PROPERTY, PLANT AND EQUIPMENT	**289,946**	244,190
GOODWILL	**104,592**	104,592
OTHER MINERAL PROPERTY INTERESTS	**639**	1,889
OTHER ASSETS	**7,829**	8,270
	936,262	918,062
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**70,800**	38,791
RECLAMATION AND CLOSURE COST OBLIGATIONS	**3,196**	3,196
CONVERTIBLE BONDS	**204,927**	191,509
OTHER LONG-TERM DEBT	**129,355**	128,011
FUTURE INCOME TAXES	**96,293**	96,462
NON-CONTROLLING INTERESTS	**4**	40,734
	504,575	498,703
SHAREHOLDERS' EQUITY		
Share capital	**508,207**	508,106
Equity component of convertible bonds	**15,607**	15,607
Contributed surplus	**8,425**	4,275
Accumulated other comprehensive income	**1,163**	761
Deficit	**(101,715)**	(109,390)
	431,687	419,359
	936,262	918,062

CREW GOLD CORPORATION
Consolidated Statements of Loss and Deficit
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited -prepared by management)

	Three months ended		Six months ended	
	June 30 2007	June 30 2006	June 30 2007	June 30 2006
MINERAL SALES	13,492	5,443	13,620	22,196
DIRECT COSTS OF MINERAL SALES	(10,470)	(4,303)	(11,798)	(17,263)
MINE SITE ADMINISTRATION COSTS	(1,597)	(2,770)	(1,890)	(4,851)
DEPLETION AND DEPRECIATION	(3,329)	(6,297)	(3,813)	(7,680)
	(1,904)	(7,927)	(3,881)	(7,598)
EXPENSES				
Administration, office and general	(4,574)	(2,730)	(8,182)	(3,712)
Professional fees	(714)	(487)	(1,139)	(949)
Stock compensation expense	(1,990)	(887)	(4,150)	(1,404)
	(7,278)	(4,104)	(13,471)	(6,065)
OTHER INCOME (EXPENSES)				
Equity gain from investment in Barberton Mines Limited	-	431	-	288
(Loss) gain on disposals of other investments	-	(111)	-	535
Gain on disposal of investment in Crew Minerals ASA	45,988	-	45,988	-
(Loss) gain on forward / future obligation contracts	(1,250)	(241)	(1,250)	214
Interest - Convertible bonds and other long-term loans	(3,861)	(3,667)	(7,673)	(7,268)
Other finance charges - Convertible bonds and other long-term loans	(1,353)	(1,371)	(2,705)	(2,672)
Foreign exchange loss	(3,516)	(10,230)	(9,772)	(15,764)
Interest and other income (expenses)	(39)	197	163	344
	35,969	(14,992)	24,751	(24,323)
PROFIT (LOSS) BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTERESTS	26,787	(27,023)	7,399	(37,986)
RECOVERY OF INCOME TAXES	-	834	-	834
PROFIT (LOSS) BEFORE NON-CONTROLLING INTERESTS	26,787	(26,189)	7,399	(37,152)
NON-CONTROLLING INTERESTS	-	384	276	342
NET PROFIT (LOSS)	26,787	(25,805)	7,675	(36,810)
DEFICIT, BEGINNING OF PERIOD	(128,502)	(90,861)	(109,390)	(79,856)
DEFICIT, END OF PERIOD	(101,715)	(116,666)	(101,715)	(116,666)
PROFIT (LOSS) PER SHARE - BASIC	$ 0.06	$ (0.08)	$ 0.02	$ (0.11)
PROFIT (LOSS) PER SHARE - DILUTED	$ 0.05	$ (0.08)	$ 0.02	$ (0.11)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC	422,513,886	331,516,059	422,416,588	339,311,139
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED	546,336,069	331,516,059	426,971,105	339,311,139